U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc. Exact Name of Registrant as Specified in Charter	0000949493 Registrant CIK Number
FOR 11/18/03 Current Report on Form 8-K Series 2003-QR19 Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	333-107959 SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

NOV 19 2003

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 18th day of November, 2003.

03038419

Residential Accredit Loans Inc.
(Registrant)

By: ________________________
Joseph Orning
Vice President

PROCESSED
NOV 20 2003
THOMSON
FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ________________________
(Name)

____
(Title)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RFC03QR19A CB1-Yield

Price	Prepay Speed Price(32nd)	50 PPC Yield	75 PPC Yield	100 PPC Yield	150 PPC Yield	200 PPC Yield
102.2813	102-09	5.13762	4.89	4.64	4.13	3.61
102.4063	102-13	5.10640	4.85	4.59	4.05	3.51
102.5313	102-17	5.07525	4.81	4.53	3.98	3.41
102.6563	102-21	5.04417	4.77	4.48	3.90	3.31
102.7813	102-25	5.01315	4.72	4.43	3.82	3.21
102.9063	102-29	4.98219	4.68	4.37	3.75	3.11
103.0313	103-01	4.95131	4.64	4.32	3.67	3.01
103.1563	103-05	4.92048	4.60	4.27	3.60	2.91
103.2813	103-09	4.88973	4.56	4.21	3.52	2.81
	WAL (#yr)	4.76913	3.31	2.52	1.70	1.27
	Spread @ Center(bp)	172	215.00	221.00	203.00	167.00
	First Princ	11/25/2003	37,950.00	37,950.00	37,950.00	37,950.00
	Last Princ	05/25/2016	41,085.00	40,293.00	39,472.00	39,076.00
	Mod Durn	3.899	2.87	2.26	1.58	1.21
	Maturity (#mo)	151	104.00	78.00	51.00	38.00

RFC03QR19A CB2-Yield

	Prepay Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
Price	Price(32nd)	Yield	Yield	Yield	Yield	Yield
102.8750	102-28	5.16177	4.93	4.68	4.19	3.68
103.0000	103-00	5.13715	4.89	4.64	4.12	3.60
103.1250	103-04	5.11257	4.86	4.60	4.06	3.52
103.2500	103-08	5.08803	4.82	4.55	4.00	3.44
103.3750	103-12	5.06354	4.79	4.51	3.94	3.36
103.5000	103-16	5.03908	4.76	4.47	3.88	3.28
103.6250	103-20	5.01468	4.73	4.43	3.82	3.20
103.7500	103-24	4.99031	4.69	4.38	3.76	3.12
103.8750	103-28	4.96599	4.66	4.34	3.70	3.04
	WAL (#yr)	6.10167	4.22	3.20	2.15	1.61
	Spread @ Center(bp)	143	177.00	199.00	189.00	161.00
	First Princ	08/25/2005	38,408.00	38,316.00	38,193.00	38,163.00
	Last Princ	05/25/2016	41,085.00	40,293.00	39,472.00	39,076.00
	Mod Durn	4.908	3.61	2.84	1.98	1.51
	Maturity (#mo)	151	104.00	78.00	51.00	38.00